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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)

1.   Notice of Change of Auditor dated March 28, 2005
2.   Letter from Former Auditor dated February 28, 2005
3.   Letter from Successor Auditor dated March 17, 2005
4.   Letter Confirming Board Approval of Change of Auditor dated March 28, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F [X]                      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 7, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
      /s/ "Joseph P. Giuffre"
-----------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

                            [LETTERHEAD OF KPMG LLP]

British Columbia Securities Commission                       Alberta Securities Commission
9th Floor, 701 West Georgia Street                           4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2                          Calgary, Alberta T2P 1L2

Ontario Securities Commission                                Buchanan Barry LLP, Chartered Accountants
19th Floor, 20 Queen Street, West                            800-840 Sixth Avenue SW
Toronto, Ontario M5H  3S8                                    Calgary, Alberta

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road, SW
Calgary, Alberta T2W 3X6


February 28, 2005

Dear Sirs:

       ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated February 28, 2005 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Company has changed its auditor from KPMG LLP, Chartered Accountants of Suite 1200, 205 - 5th Avenue, SW, Calgary, Alberta T2P 4B9 to Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta. The former auditor has resigned effective February 28, 2005.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and KPMG LLP, Chartered Accountants and there have been no qualified opinions or denials of opinions by KPMG LLP, Chartered Accountants in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of KPMG LLP, Chartered Accountants and Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta have been reviewed by the Company's Board of Directors.

The resignation of KPMG LLP, Chartered Accountants and the appointment of Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta as successor auditor has been approved by the Company's Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Buchanan Barry LLP, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

KPMG LLP, CHARTERED ACCOUNTANTS

Brian A. Rogers, FCA
Partner
(403) 691-7942

                         [LETTERHEAD OF BUCHANAN BARRY]

March 17, 2005


British Columbia Securities Commission                       Alberta Securities Commission
9th Floor, 701 West Georgia Street                           4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2                          Calgary, Alberta T2P 1L2

Ontario Securities Commission                                KPMG LLP, Chartered Accountants
19th Floor, 20 Queen Street, West                            Suite 1200, 205 - 5th Avenue, SW
Toronto, Ontario M5H  3S8                                    Calgary, Alberta T2P 4B9

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road, SW
Calgary, Alberta T2W 3X6


Dear Sirs:

       ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

As required by National Instrument 51-102 - Continuous Disclosure Obligation, we have reviewed the information contained in the Company's Notice of Change of Auditor dated February 28, 2005 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Company has changed its auditor from KPMG LLP, Chartered Accountants of Suite 1200, 205 - 5th Avenue, SW, Calgary, Alberta T2P 4B9 to Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta. The former auditor has resigned effective February 28, 2005.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and KPMG LLP, Chartered Accountants and there have been no qualified opinions or denials of opinions by KPMG LLP, Chartered Accountants in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of KPMG LLP, Chartered Accountants and Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta have been reviewed by the Company's Board of Directors.

The resignation of KPMG LLP, Chartered Accountants and the appointment of Buchanan Barry LLP, Chartered Accountants, of Suite 800-840 Sixth Avenue S.W., Calgary, Alberta as successor auditor has been approved by the Company's Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from KPMG LLP, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

"BUCHANAN BARRY LLP, CHARTERED ACCOUNTANTS"

BUCHANAN BARRY LLP, CHARTERED ACCOUNTANTS

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                                 (the "Company")

                              TO THE SHAREHOLDERS:

                           NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from KPMG, LLP Chartered Accountants, of Suite 1200, 205 - 5th Avenue SW, Calgary, Alberta T2P 4B9 to Buchanan Barry, Chartered Accountants, of Suite 800, 840 Sixth Avenue, Calgary, Alberta. The former auditor has resigned effective February 28, 2005.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and KPMG, LLP Chartered Accountants and there have been no qualified opinions or denials of opinions by KPMG, LLP, Chartered Accountants in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of KPMG, LLP Chartered Accountants and Buchanan Barry, Chartered Accountants have been reviewed by the Company's Board of Directors.

The resignation of KPMG, LLP Chartered Accountants and the appointment of Buchanan Barry, Chartered Accountants as successor auditor has been approved by the Company's Board of Directors.

DATED this 28th day of March, 2005.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:

         "Primo Podorieszach"
         --------------------------------------
         Primo Podorieszach
         President & Chief Executive Officer

                           [ANTHONY CLARK LETTERHEAD]

March 28, 2005

BY SEDAR

British Columbia Securities Commission           Alberta Securities Commission
9th Floor, 701 West Georgia Street               4th Floor, 300 - 5th Avenue SW
Vancouver, British Columbia V6Y 1L2              Calgary, Alberta T2P 1L2

Ontario Securities Commission
19th Floor, 20 Queen Street, West
Toronto, Ontario M5H  3S8


Dear Sirs:

      ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY") -
                               CHANGE OF AUDITOR

This letter will confirm that the Company's Audit Committee and Board of Directors have reviewed the Notice of Change of Auditor and the letters from the former and successor auditor (the "Reporting Package") prior to the Reporting Package being mailed to shareholders.

Yours truly,

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per:

         "Primo Podorieszach"
         --------------------------------------
         Primo Podorieszach,
         President & Chief Executive Officer